UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated May 21, 2013, entitled “VIRYANET REPORTS FIRST QUARTER 2013 RESULTS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	President and Chief Executive Officer

Date: May 21, 2013

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on May 21, 2013, entitled “VIRYANET REPORTS FIRST QUARTER 2013 RESULTS”.

Exhibit 99.1

ViryaNet Reports First Quarter 2013 Results

ViryaNet Mobile Workforce Management Solution’s Integrated Approach Resonates in Marketplace; Company Recognized as ‘Innovator’ by Industry Research Group in May 2013

WESTBOROUGH, MA, May 21, 2013 - ViryaNet Limited (OTC QB:VRYAF), a leading provider of software solutions that optimize and allow for the continuous improvement of service processes for mobile workforces, today announced its financial results for the first quarter of 2013.

Year to Date 2013 Company’s Announcements:

•	ViryaNet named innovator by info-tech research group in field service automation vendor landscape report; demonstrates innovative product strengths in mobile user experience and performance management

•	The Company’s mobile workforce management solution was selected by electric utility in Brazil; improving daily decisions and activities key for 1,300+ field service technicians

•	ViryaNet launches first voice-enabled field application; breaks new ground in the mobile experience for field technicians

•	The Company launched its performance management practice to complement its mobile workforce management solution by guiding service organizations on the path to continuous improvement and success

•	Connecticut Water selected ViryaNet’s mobile workforce management solution; integration of performance management practice and innovative product is significant factor in selection

•

ViryaNet’s mobile workforce management solution was selected by electricity provider in Minnesota for field mobility, real-time communications, and optimized scheduling for improved customer service and efficiency

•	ViryaNet mobile workforce management solution selected by international provider of water, wastewater management and energy

“Our new strategy, which integrates Performance Management practice with the deployment of the ViryaNet G4 product, is driving rapid customer acceptance and contributing to robust growth in our pipeline,” stated Memy Ish-Shalom, president and chief executive officer of ViryaNet. “Our vision for integrating a performance management framework with our mobile workforce management solution and our commitment to the Smart devices revolution that is changing the Enterprise market has been resonating well with customers and partners, both current and prospective.”

First Quarter 2013 Financial Results

For the quarter ended March 31, 2013, ViryaNet reported total revenues of $2.9 million compared to $3.2 million for the same period in 2012. The first quarter of last year was a record quarter with 38% growth year over year as previously reported, which benefitted from several large deals closed during the quarter. Licenses revenues for the first quarter of 2013 decreased by $0.1 million to $0.4 million compared to $0.5 million in the first quarter of 2012. Maintenance and services revenues decreased to $2.5 million compared to $2.6 million in the first quarter of 2012.

Mr. Ish-Shalom continued, “We have made progress in both growing our sales pipeline and closing multiple deals with both new and existing customers. This progress materialized through direct sales and channel partners in North America and Europe. However, our Q1 2013 results were somewhat masked by the comparable record first quarter of 2012, making quarter over quarter comparisons more challenging.”

Gross profit was $1.8 million, or 61.3% gross margin, compared to $2.0 million gross profit, or 64.5% gross margin, in the first quarter of 2012. Total operating expenses in the first quarter of 2013 were approximately $1.5 million, relatively unchanged compared to the year-ago period. Operating income for the first quarter of 2013 decreased approximately $186,000 to $340,000 from $526,000 in the year-ago quarter.

Net income for the first quarter of 2013 was $243,000, or $0.06 basic and diluted earnings per share, compared to net income of $416,000, or $0.11 basic and $0.10 diluted earnings per share, for the same period in 2012.

“The feedback we received from customers who attended the largest ever ViryaNet users conference and witnessed first-hand our new native smart device field application has assured us that we are breaking new ground in the mobile experience for field technicians and supervisors,” Mr. Ish-Shalom concluded. “This is also consistent with the recognition we received subsequent to the quarter end by Info-Tech Research Group that identified ViryaNet as an ‘Innovator’ in their Field Service Automation Vendor Landscape report. We strongly believe we have created a compelling competitive advantage in this industry, and the response from industry analysts and potential customers reinforces this belief.”

Balance Sheet Summary

ViryaNet’s short and long-term bank debt balance on March 31, 2013 remained relatively unchanged at $1.3 million. Cash and cash equivalents were approximately $0.3 million at both March 31, 2013 and December 31, 2012.

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce Management™, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets’ most respected retailer, and North America’s largest auto insurer as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States and Israel. For more information visit our website or follow us on twitter.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for ViryaNet’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of ViryaNet’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s annual report on Form 20-F, filed on April 29, 2013, and the other reports filed by ViryaNet from time to time, with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

###
Press Contact:	Investor Contact:
Dolores Fallon	Peter Seltzberg
ViryaNet, Ltd	Hayden IR
508-490-8600, ext 5917	646-415-8972
Dolores.Fallon@viryanet.com	peter@haydenir.com

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VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2013	December 31, 2012
	Unaudited	Audited
Assets
CURRENT ASSETS:
Cash and cash equivalents	$272	$335
Restricted cash	208	164
Trade receivables	780	682
Other accounts receivable and prepaid expenses	288	216

Total current assets	1,548	1,397

NON - CURRENT ASSETS:
Severance pay fund	1,088	1,044
Long-term receivable	109	125
Other	39	38

Total non - current assets	1,236	1,207

PROPERTY AND EQUIPMENT, net	69	70

GOODWILL	6,516	6,516

Total assets	$9,369	$9,190

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit	$168	$160
Current maturities of long-term bank loans	554	646
Trade payables	358	360
Deferred revenues	2,840	2,809
Other accounts payable and accrued expenses	1,304	1,388
Convertible debt	281	352

Total current liabilities	5,505	5,715

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	578	497
Long-term deferred revenues	165	232
Long-term deferred rent payable	65	70
Accrued severance pay	1,428	1,374

Total long-term liabilities	2,236	2,173

SHAREHOLDERS’ EQUITY:
Share capital	5,055	4,817
Additional paid-in capital	116,142	116,297
Accumulated deficit	(119,569)	(119,812)

Total shareholders’ equity	1,628	1,302

Total liabilities and shareholders’ equity	$9,369	$9,190

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. U.S. dollars in thousands, except share and per share data)

	Three months ended March 31
	2013	2012
Revenues:
Software licenses	$392	$535
Maintenance and services	2,538	2,623

Total revenues	2,930	3,158

Cost of revenues:
Software licenses	62	50
Maintenance and services	1,072	1,071

Total cost of revenues	1,134	1,121

Gross profit	1,796	2,037

Operating expenses:
Research and development	351	292
Selling and marketing	629	750
General and administrative	476	469

Total operating expenses	1,456	1,511

Income (loss) from operations	340	526
Financial expenses, net	97	95

Income (loss) before taxes	243	431
Taxes on income	—	15

Net income (loss)	$243	$416

Basic income per share	$0.06	$0.11

Diluted income per share	$0.06	$0.10

Weighted average number of shares used in computation of basic income per share	4,002,759	3,847,210
Weighted average number of shares used in computation of diluted income per share	4,368,011	4,217,444